Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Dear colleagues

As you all know, we intend a merger of equals with the US-based Huntsman Corporation. A wealth of information was already shared in the communication activities during last week. But of course many details have not been discussed yet, let alone decided.

Over the past few days, my colleague Peter Huntsman and I, together with Patrick Jany and Kimo Esplin, Huntsman’s Executive Vice President responsible for Strategy and Investment, have been on a roadshow that will continue for another two weeks. We are talking to investors of Clariant and/or Huntsman, in order to explain the details of the transaction and to convince them to hold their shares and continue to support the new company. For the first phase after the announcement of the intended merger, this is the most important task.

At the same time and with equal significance we are tackling internal and external communication. There are a couple of topics that are causing uncertainties and I therefore would like to address:

HuntsmanClariant will be an entirely new company, neither a bigger Clariant, nor a bigger Huntsman. The transaction is not an acquisition, but a merger of equals. We will be an international corporation with headquarters in Switzerland, as is the case for Clariant today. And we will run the company under Swiss governance.

HuntsmanClariant will be dual-listed on the Swiss Stock Exchange and on the New York Stock Exchange. It will report in USD and according to IFRS.

It has been agreed that the Board of Directors will consist of twelve members and that each company will propose six members for election. The Chairman of the Board will be proposed by Clariant. I will be the candidate. The Vice Chairman will be appointed by Huntsman. The new Board of Directors will then nominate a Chairman & Nomination Committee, an Audit Committee, and a Compensation Committee. Further committees will be discussed in due course. Meetings of the Board of Directors will be held mainly in the Basel area.

Peter Huntsman will be CEO of the new company. He has been running Huntsman Corporation for 17 years as President and CEO, which makes him a very experienced executive. I have known him for almost ten years and I appreciate him as an intelligent, honest and reliable friend and colleague. He listens, is open to new thoughts, very communicative, and trustworthy.

Patrick Jany as Chief Financial Officer, Britta Fuenfstueck and Christian Kohlpaintner, together with other colleagues from Huntsman, will form the Executive Committee of the new company.

As of today, we do not know what the “operating model” of HuntsmanClariant will look like, because we haven’t talked about it yet. The same is true for the organizational structure. Regarding these topics, I have to ask for some patience.

Regardless of the company’s legal domicile being Muttenz, the headquarters of HuntsmanClariant will be located in Pratteln. The offices of the Chairman of the Board, the CEO, CFO, and some of the EC members will be located here.

The operational headquarters of HuntsmanClariant will be in Houston/The Woodlands and, for some entities, in other locations around the world. Having operational headquarters in Houston does not at all mean that the company will be run from there or that all business units and further entities will have to move there. There is absolutely no reason to circulate such rumors.

Frankly, I consider it quite strange, that — in times of globalization and digitalization — journalists, employees, and investors put a lot of thoughts into offices and locations. During a normal month, I usually only spend eight to ten days in my office. The rest of the time I am travelling.

As I said, many details, admittedly also some important details, have not yet been discussed and decided. But we still have six to eight months to do this.

Tomorrow we will conduct further coordination meetings in Zurich to discuss how the joint team should approach the design of the new company’s operating model. We will also address approaches to the topic of synergies. And on Friday there will be a GMT event in Zurich in order to openly address all these topics on the higher management level. We will keep you informed of all developments on a regular basis.

The merger of Huntsman and Clariant is a merger of opportunities. It will create a new company with a stronger balance sheet, improved rating, higher profitability, stronger cash flow profile, and higher dividends.

This new company will be a basis for intensified customer orientation through stronger innovation, sustainability, and continuous improvement capabilities. Our global footprint will improve significantly. Our business portfolio will be broader, which from my point of view is generally favorable, even if the financial market might see this differently.

In addition, HuntsmanClariant will offer much more opportunities and financial power for international acquisitions to strengthen and deepen our portfolio.

It is a unique opportunity for Clariant. Together we will make it happen. I count on you!

Sincere regards.

Hariolf Kottmann

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant and Huntsman have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED

TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.